

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 7, 2017

Jeffrey M. Slotterback
Chief Financial Officer
Atlas Resources, LLC
425 Houston Street, Suite 300
Fort Worth, TX 76102

> **Re:** **DGOC Series 28, L.P.**
> **Registration Statement on Form 10-12G**
> **Filed July 12, 2017**
> **File No. 0-55816**

Dear Mr. Slotterback:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Information Statement filed as Exhibit 99.1

General

1. Please be advised that your registration statement will automatically become effective sixty days after filing pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments on your filing. If you do not wish to incur those obligations until all issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

2.   Please provide us with legal analysis detailing the basis upon which you concluded that no vote of Atlas Series 28-2010's unitholders is required. Please explain in your analysis whether the separation and distribution, and the transfer of equity interests from the DGOC MGP to Diversified such that Diversified will own your managing general partner should be viewed as a single transaction. In this regard, we note you disclose at page 46 that the separation and distribution will facilitate the sale of the DGOC MGP equity interests to Diversified.

Questions and Answers about the Separation and Distribution, page 1

3.   Please add a question and answer discussing the estimated costs you expect to incur in connection with the separation and distribution.

What is DGOC and why is Atlas Series 28-2010 Separating DGOC's Business and Distributing its Units?, page 1

4.   Please expand your disclosure to explain how the separation and distribution will benefit investors. In addition, describe any strategic alternatives considered and explain why Atlas Series 28-2010 ultimately chose to pursue the currently contemplated spinoff. For instance, address what consideration was given to providing investors with a cash option in lieu of interests in the new LP.

Does DGOC Plan to Pay Distributions?, page 3

5.   Please revise your disclosure to discuss the historical distributions paid by Atlas Series 28-2010 to its unitholders, and to clarify whether you expect to pay distributions to unitholders after the spinoff.

Management's Discussion and Analysis, page 21

Separation from Atlas Resources Series 28-2010 L.P., page 21

6.   We note your disclosures on pages 29 and 49, regarding the pending change in ownership of your MGP, stating "We expect the DGOC MGP to operate our business in substantially the same manner" and "We expect our arrangements with the DGOC MGP will be substantially similar to those currently in place with the MGP."

Please clarify this view in MD&A and indicate whether this is based on consultation with Diversified Energy, LLC. Please ensure that you have addressed any anticipated change in economics, including material events or uncertainties that would cause your reported financial information not to be necessarily indicative of future operating results or financial condition, as may arise with the change in MGP ownership.

        Also address any material effects of the "equitable adjustments to reflect a recalculation of the general partner's subordination obligations for the wells to be contributed to DGOC by Atlas Series 28-2010," as referenced on page 50.

Security Ownership of Certain Beneficial Owners and Management, page 45

7.   We note your disclosure on page 3, regarding various aspects of the separation and distribution plan, including the agreement under which Diversified Energy, LLC will acquire your managing general partner from Titan Energy LLC, and other interests in exchange for $84.2 million. Please expand your disclosures on pages 45, and related summaries elsewhere in your filing, to clarify those provisions that are expected to result in a change in control, to comply with Item 403(c) of Regulation S-K.

        Tell us your view on the applicability of FASB ASC 805-50-25-4, as it relates to the option to apply push-down accounting when there has been a change in control, and your intentions with regard to making an election of this nature.

        Please describe the overall economic interests that Diversified Energy, LLC will obtain, directly or indirectly, in the business of DGOC Series 28, LP, and the portion of the $84.2 million purchase price that relates to these interests.

Exhibits

8.   Please file all material agreements with your next amendment, including your agreements with Hess Energy Marketing, LLC and Chevron Natural, your gas gathering agreements with Laurel Mountain Midstream, LLC, your drilling and operating agreement and partial assignment agreement, or tell us why you are not required to do so under Item 601(b)(10) of Regulation S-K. In addition, please tell us whether you are affiliated with Laurel Mountain and, if so, provide the disclosure required pursuant to Item 404 of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Karina V. Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources